

September 26, 2014

Via E-mail
Bryan B. DeBoer
President and Chief Executive Officer
Lithia Motors, Inc.
150 N. Bartlett Street
Medford, Oregon 97501

> **Re:** **Lithia Motors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-14733**

Dear Mr. DeBoer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We have read your risk factor disclosure on page 13 addressing sub-prime lenders and the potential risk of a decrease in the availability of credit in the lending market. Tell us and disclose how you define sub-prime auto loans. Further, since it appears you would be affected by deterioration in the sub-prime auto loan industry, tell us what consideration you gave to disclosing the percentage of vehicle sales that are financed by sub-prime lenders in your MD&A discussion.

Item 15. Exhibits and Financial Statement Schedules, page 58

Report of Independent Registered Public Accounting Firm, page F-1

2. We note the audit opinion on the financial statements refers to Lithia Motors, Inc. and subsidiaries while the audit opinion on internal control over financial reporting refers to Lithia Motors, Inc. Please confirm our assumption that both audit reports relate to Lithia Motors, Inc. on a consolidated basis, or explain to us any difference in the entities covered by these reports. Additionally, please consider requesting that your auditor conform the wording in future filings to avoid any confusion on the part of investors.

Notes to Consolidated Financial Statements, page F-8

(1) Summary of Significant Accounting Policies, page F-8

Segment Reporting, page F-14

3. We note your disclosure that historical and forecasted operational performance is evaluated on a store-by-store basis. Please provide us with a specific and comprehensive discussion of what consideration you gave to each factor in ASC 280-10-50-1 in evaluating whether your individual stores are operating segments. Please also provide us with your organizational structure, including the identities of the executive management group that comprise your CODM and the roles of the individuals who report to them. Finally, please further explain your statement that no individual store is significant enough to meet the definition of a segment. In this regard, tell us how you have considered ASC 280-10-50-14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief